UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Business Model of Petrobras Distribuidora (BR)

Rio de Janeiro, June 22, 2017 - Petróleo Brasileiro S.A. – Petrobras reports that its Executive Board, at its meeting held today, has authorized the development of studies for an Initial Public Offer (IPO) of its wholly-owned subsidiary Petrobras Distribuidora S.A. (BR), turning this a subsidiary into a company listed on the B3 stock exchange’s (formerly BM&FBOVESPA) special segment named Novo Mercado, and compliant with the best corporate governance practices.
The option for the IPO and secondary public offering of BR shares model, intended to the general market, will be submitted to analysis by the Board of
Directors.

The Executive Board understands that, after finishing the previous divestment process, as reported to the market on 31/3/17, the BR IPO can be considered as the best option to capture value, considering the current market situation. If approved, it will be conducted through a secondary public offering of shares, and will have as one of its objectives to promote the dispersion of BR shares.

Launched in the year 2000, Novo Mercado has set, since its creation, a differentiated corporate governance standard, in which companies voluntarily adopt additional corporate governance practices to those required by Brazilian legislation. Listing on this special segment implies the adoption of a set of corporate rules that expand the rights of shareholders, in addition to the adoption of a more transparent and comprehensive information disclosure policy.

This communication should not be considered as advertisement of offer, whose execution will depend on favorable conditions of national and international capital markets, the approval of internal Petrobras and BR bodies, and approval by their respective regulatory, oversight and inspection entities, pursuant to applicable legislation.

Facts deemed relevant on this issue will be timely communicated to the market.

____________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: Jun 22, 2017.	By:	By: /s/ Ivan de Souza Monteiro
	Name:	By: Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer